Exhibit 99.1

News Release
B2Gold Corp. Announces Filing of Final Base Shelf Prospectus

Vancouver, January 11, 2016 – B2Gold Corp. ("B2Gold" or the "Company") (TSX: BTO, NYSE MKT: BTG, NSX: B2G) is pleased to announce that it has filed a final short form base shelf prospectus (the "Shelf Prospectus") with the securities commissions in each of the provinces of Canada and a corresponding amended shelf registration statement on Form F-10 (the "Registration Statement") with the U.S. Securities and Exchange Commission (the "SEC") under the U.S./Canada Multijurisdictional Disclosure System.

When the Registration Statement is made effective, these filings will allow the Company to offer up to US$300,000,000 of debt securities, warrants, subscription receipts, units or common shares, or any combination thereof, from time to time during the 25-month period that the Shelf Prospectus is effective. The Company filed the Shelf Prospectus in order to maintain financial strength and flexibility going forward. The specific terms of any future offering will be established in a prospectus supplement to the Shelf Prospectus, which supplement will be filed with the applicable Canadian securities regulatory authorities and the SEC.

This news release shall not in any circumstances constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to the registration or qualification under the applicable securities laws of any such jurisdiction.

A copy of the final short form base shelf prospectus can be found on SEDAR at www.sedar.com, and a copy of the Registration Statement can be found on EDGAR at www.sec.gov.

About B2Gold Corp.

B2Gold is a Vancouver based gold producer with four mines (two in Nicaragua, one in the Philippines and one in Namibia) and one mine under construction in Mali. In addition, the Company has a portfolio of development and exploration assets in Mali, Nicaragua, Namibia, Philippines, Colombia and Burkina Faso.

ON BEHALF OF B2GOLD CORP.

"Clive T. Johnson"
President and Chief Executive Officer

For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean
Vice President, Investor Relations
604-681-8371

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.

This press release includes certain "forward-looking information" and "forward –looking statements" (collectively, "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including statements regarding the effective date of the final short form base shelf prospectus and the Registration Statement, the filing and effective date of any potential prospectus supplement and the amount and terms of any securities to be offered under the short form base shelf prospectus and Registration Statement. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with the timing and filing of the final short form base shelf prospectus and Registration Statement; the potential offering of any securities under the short form base shelf prospectus and Registration Statement; the Company's ability to engage underwriters, dealers or agents on terms and conditions deemed reasonable by the Company; the volatility of metal prices; risks and dangers inherent in exploration, development and mining activities; risks of not achieving production or cost estimates; uncertainty of mineral reserve and mineral resource estimates; material differences for reporting mineralized material between United States reporting standards and the Canadian standards; risks related to hedging activities and ore purchase commitments; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; inability to comply with Philippines regulations related to ownership of natural resources and operation, management and control of the Company's business; risks related to environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace mineral reserves and identify acquisition opportunities or complete desirable acquisitions; the failure to integrate business and assets that B2Gold have acquired or may acquire in the future; unknown liabilities of companies that B2Gold have acquired; fluctuations in exchange rates; availability of financing and financing risks; risks related to operations in foreign countries and compliance with foreign laws including changes in such laws; risks related to remote operations and the availability of adequate infrastructure, fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks including the risk of terrorist activity; climate change risks; volatility of global financial conditions; disruptions arising from conflicts with small scale miners in certain countries; risks related to reliance upon contractors, third parties and joint venture partners; challenges to title or surface rights; dependence on key personnel; risks associated with conflicts of interest among the Company's directors and officers; the risk of an uninsurable or uninsured loss; litigation risk; taxation, including changes in tax laws and interpretation of tax laws; difficulty in achieving and maintaining the adequacy of internal control over financial reporting as required by the Sarbanes-Oxley Act; risks related to the ongoing epidemic of the Ebola virus disease in West Africa; community support for the Company's operations including risks related to strikes and the halting of such operations, from time to time; uncertainty with respect to the completion of any future offering under the short form base shelf prospectus and Registration Statement as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form and the Company's other filings with Canadian securities regulators and the SEC, which may be viewed at www.sedar.com  and www.sec.gov, respectively. The list is not exhaustive of the factors that may affect the Company's forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. The Company's forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.